[Letterhead of I-Bankers]

November 21, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 3720

Washington, D.C. 20549-7010

Attn: Derek B. Swanson

Facsimile: (202) 770-9205

RE:	Trans-India Acquisition Corporation
Registration Statement on Form S-1, as amended
File No. 333-136300

Ladies and Gentlemen:

I-Bankers Securities, Inc., as the Representative of the several underwriters, respectfully joins in the request of Trans-India Acquisition Corporation (the “Company”) that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-136300), as amended, be accelerated so that it may become effective at 4:00 p.m. Eastern Time on November 28, 2006, or as soon thereafter as practicable.

In connection with the proposed offering of units of the Company, copies of the preliminary prospectuses dated October 19, 2006 and November 14, 2006, were distributed during the period of October 19, 2006 to November 14, 2006 in the following approximate amounts:

To whom distributed	Number of Copies
Broker/Analysts	20
Institutions	165
Selected Dealers	1117
Individuals	700
Total	2002

We have been informed by participating underwriters and dealers that a copy of the revised preliminary prospectus has been or is being distributed to each person who is expected to receive a confirmation of sale at least 48 hours prior to the mailing of such confirmation in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Sincerely,

I-BANKERS SECURITIES, INC.

/s/    SHELLEY GLUCK

Shelley Gluck

President